September 18, 2006

Ms. Raquel Howard
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Reliant Home Warranty Corporation
         Item 4.01, Form 8-K, Filed July 31, 2006
         File No. 0-29827

Dear Ms. Howard:

This letter is in response to your comment letter dated August 4, 2006 concerning the above referenced filing for Reliant Home Warranty Corp. (the "Company"). The following paragraphs address your comments. The paragraph numbers cross reference to the comments in your letter.

1. We will file an amended Form 8-KA to disclose that our former accountants' reports on our financial statements for the past two years were modified as to uncertainty regarding our ability to continue as a going concern.

2.

     We will file an amended Form 8-KA to disclose that the decision to change accountants was approved by our board of directors.

3. We will file an amended Form 8-KA to disclose that there were no disagreements with the former accountants, SF Partnership LLP, on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure during the two most recent fiscal years and any subsequent interim period.

4. We will obtain and file an Exhibit 16 letter from the former accountants stating that the former accountants agree with our revised Form 8-KA disclosures.

A copy of our proposed amended Form 8-KA is enclosed for your review.

In connection with our responses to your comments, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in this filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call if you have any questions.

Sincerely,

/s/ Boyd Soussana
------------------------
Boyd Soussana
Chief Executive Officer

Enclosure.

         UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 8-KA
                                 CURRENT REPORT

     Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

     Date of Report (Date of earliest event reported) September 29,2006
                                -----------------

                        Reliant Home Warranty Corporation
                               ------------------
             (Exact name of registrant as specified in its chapter)

            Florida                      0-29827                22-3440510
       ---------------               -------------         -------------------
(State or other jurisdiction          (Commission            (IRS Employer
       of incorporation)              File Number)         Identification No.)

                 350 Bay Street Suite 250, Toronto, ON, M5H 2S6
              (Address of principal executive offices) (Zip Code)


         Registrant's telephone number, including area code 416-445-9500
                                                            ------------

                                    NO CHANGE
                                    ---------
          (Former name or former address, if changed since last report)

Item 4.01    Changes in Registrant's Certifying Accountant.

On June 29, 2006, SF Partnership LLP (SFP) was dismissed as the independent accountant for the Company. The reports of (SFP) on the Company's financial statements for the past two years, contain no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except for modifications as to uncertainty regarding the company's ability to continue as a going concern.

During the two years ended December 31, 2004 and December 31, 2005 and subsequent interim period ended June 29,2006 there were no disagreements with SFP on any matter of accounting principle on practice, financial statement disclosure, or auditing scope or procedure.

The Company has requested that SFP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not SFP agrees with the above statements. A copy of such letter shall be filed as an exhibit to a Form 8K-A.

The Company engaged Berman Hopkins Wright Laham CPAs,LLP (Berman Hopkins) as its new independent accountants as of June 29,2006. Prior to such date, the Company did not consult with Berman Hopkins regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or (ii) the type of audit opinion that might be rendered by Berman Hopkins on the Company's Financial statements.

The decision to change accounts was approved by the company's Board of directors.


Item 9.01       Financial Statements and Exhibits

EXHIBIT

Exhibit No.     Description
-----------     -----------

  23.1          Consent of auditors SF Partnership,LLP dated September 29, 2006



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Reliant Home Warranty Corporation
                                             (Registrant)

                                  /s/ Boyd Soussana
                                  --------------------------------
Date   September 29, 2006         Boyd Soussana, CEO



*Print name and title of the signing officer under his signature.


EXHIBITS

Exhibit No.     Description
-----------     -----------

  23.1          Consent of auditors SF Partnership,LLP dated September 29, 2006



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  Reliant Home Warranty Corporation
                                             (Registrant)

                                  /s/ Boyd Soussana
                                  --------------------------------
Date   September 29, 2006         Boyd Soussana, CEO



*Print name and title of the signing officer under his signature.



                                      -2-



September 29, 2006


Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

Re:               Reliant Home Warranty Corporation

Dear Sirs:

This letter will confirm that we reviewed Item 4 of the Company's Form 8-KA dated September 29, 2006 captioned "Changes in Registrant's Certifying Accountant" and that we agree with the statements made as they relate to SF Partnership, LLP. We are not in a position to agree or disagree with the statements in Item 4 regarding the engagement of Berman Hopkins Wright Laham CPAs, LLP or the approval of such engagement by the Board of Directors.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-KA.

Yours very truly,

/s/ "SF Partnership, LLP"
---------------------------------
"SF Partnership, LLP"
Toronto, Canada

cc: Reliant Home Warranty Corporation